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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Palatin Technologies, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
696077304
(CUSIP Number)
William L. Philips III
King Pharmaceuticals, Inc.
501 5th Street
Bristol, TN 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696077304	13D

1	NAMES OF REPORTING PERSONS King Pharmaceuticals, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee

	7	SOLE VOTING POWER

NUMBER OF		5,675,461

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,675,461

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,675,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.66%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1.	Security and Issuer.
     This Amendment No. 1 (the “Amendment”) amends the Schedule 13D originally filed on November 16, 2005 (the “Schedule 13D”) by King Pharmaceuticals, Inc. (“King”) with respect to the common stock, $0.01 par value per share (“Common Stock”) of Palatin Technologies, Inc. (the “Issuer”) and warrants to purchase Common Stock of the Issuer owned by King. The Issuer’s principal executive offices are located at 4-C Cedar Brook Drive, Cedar Brook Corporate Center, Cranbury, NJ 08512.
     This Amendment No. 1 is being made to disclose a decrease in King’s beneficial ownership of the Common Stock of the Issuer due to the expiration of warrants owned by King to purchase Common Stock of the Issuer. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.
     The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     On August 12, 2004, King entered into a Collaborative Development and Marketing Agreement with the Issuer (the “Collaboration Agreement”), as subsequently amended as of September 20, 2005. The Purchase Agreement was executed in connection with the Collaboration Agreement and sets forth the terms and conditions relating to certain equity investments in the Issuer’s Common Stock upon the occurrence of certain events and the achievement of certain milestones by the Issuer. In September 2007, King provided notice to the Issuer of its termination of the Collaboration Agreement. The termination became effective in December 2007.

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) King is deemed to be the beneficial owner of 5,675,461 shares of the Issuer’s Common Stock, an aggregate beneficial holding comprising 6.66 percent of the issued and outstanding shares of Common Stock of the Issuer. The calculations in this Schedule 13D are based upon 85,204,169 shares of Common Stock issued and outstanding as of May 9, 2008 (based on disclosures made by the Issuer in its Form 10-Q for the quarter ended March 31, 2008). The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
     (b) King has the sole power to vote and dispose of the 5,675,461 shares deemed to be beneficially owned by it.
     (c) Not applicable.
     (d) To the knowledge of King, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by King.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     King and the Issuer are parties to (i) the Purchase Agreement, which is attached to the Schedule 13D as Exhibit 1 and incorporated by reference herein, and (ii) certain warrants issued on August 18, 2004 and September 23, 2005, the form of which are attached as Exhibit 2 to the Schedule 13D and incorporated by reference herein. The warrants issued on August 18, 2004 and September 23, 2005 have expired. As described in Item 4, King and the Issuer were previously parties to the Collaboration Agreement, which was terminated effective December 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2008
(Date)

KING PHARMACEUTICALS, INC.
/s/ Joseph Squicciarino
(Signature)

Chief Financial Officer
(Name and Title)

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS
KING PHARMACEUTICALS, INC.
     The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. (“King”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 501 Fifth Street, Bristol, Tennessee 37620. All directors and executive officers listed below are citizens of the United States, except for Elizabeth M. Greetham who is a British citizen.

Present Principal Occupation or Employment and
Name	Business Address
Brian A. Markison	Chairman, President and Chief Executive Officer

Joseph Squicciarino	Chief Financial Officer

Stephen J. Andrzejewski	Chief Commercial Officer

Eric J. Bruce	Chief Technical Operations Officer

Frederick Brouillette, Jr.	Corporate Compliance Officer

Eric G. Carter, M.D., Ph.D.	Chief Science Officer

James W. Elrod	General Counsel and Secretary

James E. Green	Executive Vice President, Corporate Affairs

Earnest W. Deavenport, Jr.	Director of King Former Chairman of the Board and Chief Executive Officer of Eastman Chemical Company 373 Laurel Ridge Lane Banner Elk, NC 28604

Elizabeth M. Greetham	Director of King Former Chief Executive Officer and President, ACCL Financial Consultants, Ltd. Bye-Ways 4 Tucker Towne Rd. St. Georges Parish, Bermuda H S02

Philip A. Incarnati	Director of King President and Chief Executive Officer of McLaren Health Care Corporation G-3235 Beecher Road, Suite B Flint, MI 48532

Gregory D. Jordan	Director of King President of King College 1350 King College Road Bristol, TN 37620

Present Principal Occupation or Employment and
Name	Business Address
R. Charles Moyer	Director of King Dean, College of Business University of Louisville Louisville, KY 40292

D. Greg Rooker	Director of King Former Owner and President of Family Community Newspapers of Southwest Virginia, Inc. Co-Founder of The Jason Foundation P.O. Box 430 Radford, VA 24143

Ted G. Wood	Lead Independent Director of King Former Vice Chairman of The United Company 23196 Virginia Trail Bristol, VA 24202